EX-99.h.4.a

ABERDEEN FUNDS

ADMINISTRATIVE SERVICES PLAN

Exhibit A

All available series and classes Aberdeen Funds will be available for investment provided the eligibility requirements for investment are met by the Dealer and/or its customers.

The Funds shall pay amounts not exceeding on an annual basis a maximum amount of:

(a) 25 basis points (0.25%) of the average daily net assets of the Class A Shares of the Funds;

(b) 25 basis points (0.25%) of the average daily net assets of the Class D Shares of the Funds;

(c) 25 basis points (0.25%) of the average daily net assets of the Class R Shares of the Funds; and

(d) 25 basis points (0.25%) of the average daily net assets of the Institutional Service Class Shares of the Funds.